SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[June 2, 2003]

Metso Corporation

(Translation of registrant’s name into English)

Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82- ____________

SIGNATURES
Metso and Sumitomo Heavy Industries form a joint venture for pulp and paper machinery in Japan

SIGNATURES

Date June 2, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso and Sumitomo Heavy Industries form a joint venture for pulp and paper machinery in Japan

(Helsinki, Finland, June 2, 2003) — Metso Paper, Inc., Metso Automation, Inc. and Sumitomo Heavy Industries, Ltd. (SHI) have agreed to form a joint venture company to enhance the product offering and service to Japanese pulp and paper industry especially in modernizations and rebuilds. Metso (NYSE: MX; HEX: MEO) will own 65% and SHI 35% of the joint venture company, which will commence its operations in October 2003.

The new joint venture company will focus especially in the rebuilds, modernizations and aftermarket services. By combining Metso Paper’s and SHI’s resources in pulp and paper technology with Metso Automation’s process automation and control know-how, it can deliver more integrated solutions to the Japanese customers.

Located in Tokyo, the joint venture will employ some 40 process and machinery experts from current Metso and SHI organizations. The share capital of the company is approximately EUR 3.2 million (JPY 450 million). It will source its machinery from Metso Corporation globally and Sumitomo Heavy Industries’ Techno Fort in Japan.

With annual paper and board consumption of 250 kg / capita, Japan is among the largest paper and board consumers in the world. Most of the demand is catered by domestic paper and board production, which amounts to 30 million tons a year.

Sumitomo Heavy Industries, Ltd. is an integrated manufacturer of industrial machinery, including ships, bridges and steel structures, equipment for environmental protection, power transmission equipment, plastic molding machines, laser processing systems, particle accelerators, and material handling systems. In 2002, SHI’s net sales amounted to EUR 3.5 billion (JPY 481 billion), and it employed approximately 11,700 people. Metso and SHI have co-operated in Japan since 1976.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion (JPY 650 billion) and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Reima Kerttula, Senior Vice President, Metso Paper, Tel. +358 20 482 6455

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.